

# Kirill Gichunts · 3rd in

Deeptech Entrepreneur and VC professional

United States · 500+ connections · **Contact info**

 **FuelGems Inc.**

 **University of Califor**
**Berkeley**

# Experience



### Co-Founder & CEO

FuelGems Inc. · Full-time

Jun 2015 – Present · 5 yrs 2 mos

Austin, Texas, United States

FuelGems Inc. developed the most advanced and powerful multi-action fuel additive on the market.



### Co-founder & CEO

H2 Energy Renaissance

Oct 2011 – May 2019 · 7 yrs 8 mos

Los Angeles

H2 Energy Renaissance leverages nanotechnology to produce hydrogen.

The hydrogen generator is safe, clean and non-volatile and allows on-demand mass production of hydrogen in any quantity needed for fuel or electric energy production. Our hydro ...**see mor**



### Semifinalist at Cleantech Open 2016 program

Cleantech Open

Jun 2016 – Dec 2016 · 7 mos

San Francisco Bay Area

H2 Energy Renaissance is participant and semifinalist of 2016 accelerator contest program. Cleantech Open is world's largest clean technology accelerator program.



### Managing Partner

Eastlabs & venture capital investments of EastOne Group (multi-billion investment company)
Oct 2012 – Oct 2013 · 1 yr 1 mo

Invested in and mentored start-up companies on behalf of EastOne Group and EastOne's venture capital accelerator fund Eastlabs (selected projects):

-PromoRupublic: Social network advertisement SaaS platform **...see mor**



### Director of M&A and ECM

KBC Securities
May 2010 – Aug 2012 · 2 yrs 4 mos

Origination and execution: Advisory of PPF Partners on the sale of 100% shares in Odeko to Volia Cable (Providence Equity Fund, Goldman Sachs, SigmaBleyzer)

Origination and execution: Ovostar Union IPO on WSE: IPO value USD 34 million (Be **...see mor**

**Show 5 more experiences** ⌄

## Education



### University of California, Berkeley

Business, Political Economics, Concentrating in Entrepreneurship, Business Strategy, and Economics

Activities and Societies: Business cases: GOLDMAN SACHS - Juniper's acquisition strategy of Netscreen; MONITOR GROUP – Advised AOL Time Warner on M&A strategy; CISCO-DELOITTE – Advised Cisco Systems on Small and Medium Business market entrance strategy; ARTEMIS VENTURES – Advised on revamping a late stage bio-tech start-up



